ITER OPUS CORPORATION

A private, AI-driven career concierge for job seekers and a strategic hiring solution for employers


360°
Candidate Profile
Skills
Values
Goals
Work Style
Aspirations
LEVII.IO
Holistic
Employer Profile
Culture
Team Values
Growth Opps.
Company Mission
Workforce Planning

iteropus.com Rochester, NY

Highlights

1. Leadership team brings 80+ years combined expertise in tech, operations, and workforce innovation.

2. Revenue: employer SaaS subscriptions, freemium-to-premium individual subscriptions & partnerships.

3. TAM: 48 million career changers, 5.7 million graduates, 200,000 veterans annually.

4. Focus on empowerment and efficiency, bridging the gap between career aspirations & hiring outcomes.

5. Beyond the résumé: captures not just skills, but goals, work style, values, and growth mindset.

6. Companies share hiring forecasts, culture, mission, training, social responsibility goals & more.

7. AI matches people to purpose not keywords. Reduces mis-hires, increases retention and speed-to-hire.

8. Transparent & privacy-first. No algorithmic noise. Ethical AI surfacing meaningful opportunity.

Featured Investor



Charles Ronald Neuenberger
Syndicate Lead

Follow

Invested $50,000

Seasoned entrepreneur and technology executive in the healthcare industry. An active angel investor, Ron has supported startups such as SignalWire in the enterprise applications and infrastructure sectors.

"I am thrilled to share my strong endorsement of Opus Corporation as a prime investment opportunity. After working closely with Dean Ganskop the company's talented VP of Product Technology for over 15 years, I have firsthand insight into his exceptional leadership, technical expertise, and unwavering commitment to innovation. This deep trust in Dean is the primary reason I personally invested in Opus Corporation. I am fully convinced of its ability to deliver outstanding results and long-term growth in a competitive landscape."

Team



Andrew Dimock CEO

Seasoned strategist, digital transformation expert & visionary technologist with over 28 years of experience. Principal & Co-Founder of Vessel Strategy and formerly a Visiting Lecturer at RIT. He has a BS in Biology from GWU and an MBA from SUNY Buffalo.



Stacy Garnett COO

5th-generation veteran & enterprise workforce strategist building scalable talent systems for Fortune 100 aerospace, defense, intelligence & finance firms. Designs workforce strategies & hiring systems aligned to forecasting, operational scale & growth.

iteropus.com



Dean Ganskop VP, Product Technology

Lecturer at the RIT iSchool for the past 15 years. Former VP for software development at a health IT company. Has served as principal systems architect and led teams that built client and server applications, NLP engine, and analytics infrastructure.



Nicole Wilson VP, Marketing

Seasoned marketing strategist and operations leader with over two decades of experience guiding complex projects and brand growth across automotive, healthcare, and technology sectors. Founder and CEO of Jane Doe Marketing.

Pitch Deck


Iter Opus Corporation


ITER
OPUS
www.iteropus.com
Rochester, NY
HUMANIZING THE FUTURE OF WORK

Help Humanize the Future of Work

ITER
OPUS

HUMANIZING THE FUTURE OF WORK

Levii.io is designed to serve two audiences simultaneously

For individuals:

It functions as an intelligent career concierge—helping people understand viable career paths, identify the skills they have and the ones they need, and receive a guided, personalized roadmap rather than the fragmented experience of job boards, training platforms, or generic advice.

For employers and workforce organizations:

Beyond managing job openings, Levii.io provides real-time visibility into skills, internal mobility, talent pipelines, and future staffing projections. It gives organizations a unified view of their current and future workforce, reducing guesswork and improving decision-making.

Levii.io is unique

What makes this unique is that **Levii.io models both sides—the individual and the organization**—using AI to align skills, goals, and cultural fit, not just experience and education.

That integrated perspective is something traditional systems simply don't offer, and it's already generating interest from partners who see how large the gap is between career navigation tools and actual workforce planning.

360° Candidate Profiles



360° Candidate Profile
Holistic Employer Profile
Skills
Values
Goals
Work Style
Aspirations
Culture
Team Values
Growth Opps.
Workforce Planning
Company Mission
LEVII.IO

Beyond the résumé - not just skills, but goals, work style, values, and growth

mindset.

Holistic Employer Profiles

Companies share hiring forecasts, team culture, mission, training style, community social responsibility goals, and more.

Precision Matching

AI matches people to purpose not just keywords. Reduces mis-hires, increases retention, and boosts speed-to-hire.

Transparent, Privacy-First

No public profiles. No algorithms pushing noise. Just ethical AI surfacing meaningful opportunity.

33% of new hires quit within 90 days, and 43% leave due to role misalignment, according to Jobvite via Psychology Today and Applauz studies—highlighting the need for clear, accurate job expectations.

High-Intent Matching, Not Endless Scrolling


3:03
John L'Doe
Top CareerPath performer
Top CareerFollow recommendation
Top 3 AI Designer I open position recommendation
Culture Fit
Position Match
Education Fit
Experience
Full Profile
3:03
Vessel Strategy
Business and IT consulting
45 employees
Focused on associations and non-profits
6 years in business
Privately held
Strong growth
Rochester, NY Metro Area
Company Fit
Position Match
Education Fit
Experience
Full Profile

Mutual Swipe Right

Both candidates and employers must swipe right to connect. No cold DMs. No ghosting.

AI-Curated Matches

Pre-screened opportunities to align skills, culture, goals, and potential before a match.

Substance Scorecard

Fit score (% match) across meaningful dimensions.

Talent is Falling Through the Cracks

- Skills misunderstood
- Resume filters block access
- No feedback
- Qualification mismatch
- Cultural fit bias
- Vague job descriptions
- Credentials over capability
- No career guidance

Talent is Everywhere, but the System is Broken


EMPLOYERS
JOB SEEKERS

Legacy platforms optimize for clicks—not outcomes.

Workforce Reality

- 74% of companies struggle to find talent (Manpower Group)
- 102M working-age Americans not participating (BLS)
- 7M men (25–54) missing from workforce (NY Post)

Job Seekers Are Burned Out

- 72% say job hunting is emotionally draining (SHRM)
- Hundreds of resumes, no feedback
- 75% filtered out by ATS before review (Jobscan)

Employer Experience

- Recruiters are spammed
- Algorithms reward noise, not quality
- Hiring real talent takes too long

Market Opportunity

We're addressing a massive, underserved segment with smarter targeting.

A $200B+ Talent Problem Waiting to Be Solved


• U.S. hiring spend: $254B (2023)
• Levii TAM: 48M career-changes, 5.7M grads/year, 200K veterans/year
• AI hiring tech market: growing 20% CAGR, expected $1.3B by 2025
SAM
SOM
TAM
$254B (2023)

[US Staffing Industry 2023 in Review and Trends to Watch in 2024, PGC Group]()

[Job Openings and Labor Turnover Survey, US Bureau of Labor Statistics]()

[The Economics Daily, US Bureau of Labor Statistics]()


Revenue Streams
SUBSCRIPTION FEES
From Companies
FREEMIUM–TO-PREMIUM
From Individuals
STRATEGIC PARTNERSHIPS
ANCILLARY REVENUE
Sponsored Content • Training • Consulting


PRICING STRATEGY
EMPLOYERS:
Tiered SaaS plans
($500–$5,000+/month
INDIVIDUALS:
Freenium with $20/month
Premium option
OPTIONAL:
Certification/training upsells
Align pricing with ROI
and outcomes


HIGHLY TARGETED
GO-TO-MARKET FOCUS
JOB SEEKERS:
Veterans, students,
career-changers
EMPLOYERS:
Mid-sized and
enterprise companies
WORKFORCE BOARDS,
TRAINING PROVIDERS
Highly targeted go-to-maket
focus

Founders

Stacy Garnett, COO



- Fourth-generation Army veteran, disabled veteran, and transformational leader.
- Two decades of proven success across Fortune 100 aerospace, defense, intelligence, and finance sectors.
- Industry reputation for delivering bold workforce innovation at scale.
- Expertise spans veteran hiring, highly cleared technical recruiting, career changers, college and early career pipelines.
- At a global aerospace and defense company, designed and executed programs that transformed hiring models, accelerated access to opportunity, streamlined IT recruiting and drove over $1.6M in operational savings.

Andrew Dimock, CEO





- Seasoned strategist, digital transformation expert, and visionary technologist with over 28 years of experience.
- Principal and Co-Founder of Vessel Strategy, which helps organizations like Harvard Business School streamline business processes and implement technology.
- Known for building bridges between complex ideas and actionable solutions and bringing out the best in both people and platforms.
- Former professor at the Rochester Institute of Technology's iSchool.
- Champion of public service, served as a Civil Service Commissioner for the City of Rochester and held numerous nonprofit board roles.

The Opportunity Ahead

Investing in Iter Opus Corporation means backing a **scalable, mission-driven platform.**

We're not just transforming hiring—we're **helping companies thri**ve by connecting them with the talent they need most, with the goal of **guiding one million individuals toward their full career potential** by 2030.

Join us in building the future of work—where human connection drives opportunity and lasting impact.



